Tenth Consecutive Quarterly Earnings Increase at Bowl America

Bowl America Inc., the Alexandria, Virginia based operator of bowling centers, reported a 22% increase in second quarter per share earnings, from $.18 to $.22. This was the tenth consecutive quarter that earnings have increased over the comparable prior year quarter and it followed the best first quarter in the Company's history. Earnings for the first half of the fiscal year stand at $.29 compared to $.19 last year. EBIDTA for the past 12 months of $8.2 Million was a record.

Renewed interest in the sport by a broader audience, partially due to Glow-in-the-Dark bowling, has generated an upturn in traffic for open play and special event games and with it commensurate increases in food, beverage and merchandise sales. This has offset the decline in league bowling.

Winter storms since the end of the quarter will affect lineage and revenues in the usually busiest third quarter. However, the fourth quarter will include league make-up games and an additional week of income due to the 53-week accounting year.

The Company today paid a dividend at the new rate of $.11 per share. This is the twenty-eighth consecutive year of increased dividend payments.

Bowl America operates 22 bowling centers in Maryland, Virginia and Florida and its stock trades on the American Stock Exchange with the symbol BWL.A. The Company's SEC Form 10-Q is available at www.sec.gov on the EDGAR System.